Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

To All American and American Eagle Managers

Subject: US Airways Shareholders Vote to Approve Merger Agreement

Summary

This morning, US Airways shareholders voted overwhelmingly to approve the Merger Agreement with American, representing continued progress on our path toward building the world’s leading airline.

Key Points

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As one of the requirements for completing our merger, today’s approval marks another important milestone and demonstrates the confidence key stakeholders have in the new American, and the brighter future it will provide to our people and customers.

•	From here, we will continue pursuing all of the other necessary approvals for our merger.
o	American’s creditors and stakeholders will continue voting on our Plan of Reorganization through July 29, and Bankruptcy Judge Sean Lane will preside over an Aug. 15 Confirmation Hearing, where he will consider approval of the Plan of Reorganization.
o	Our proposed merger continues to be reviewed by the Department of Justice.
o	We continue to expect to receive the final regulatory approvals required to close our merger in the third quarter this year.

•

With today’s very strong affirmative vote, certain SEC regulations we were required to follow during the review period are now lifted. However, please continue to seek legal review to determine if merger-related communications will need to be filed with the SEC. Materials that do require filing will continue to include legends.

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This affirmative vote by the US Airways shareholders means we are now able to resume communications to our people, customers and other key stakeholders about the benefits of the proposed merger and the future of the new American, while still following guidelines until the merger is closed as dictated by the SEC. Please reach out to Corporate Communications if you have any questions about whether or not your communications should be filed and the best ways to share merger and integration updates with your people.

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In today’s meeting, US Airways shareholders also approved an advisory vote on executive officer compensation. The vote was consistent with the recommendation from Institutional Shareholder Services, which said it believes the “executive pay is reasonably aligned with shareholder interests.”

Resources

•	Visit the Merger space on new Jetnet for more information about American’s and US Airways’ proposed merger.

Subject Matter Experts Missy Cousino, Communications, Missy.Cousino@aa.com Mike Trevino, Communications, Michael.Trevino@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.